STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038

December 24, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Deborah D. Skeens, Esq.

Re:       Lazard Retirement Series, Inc.

File Numbers: 333-22309; 811-08071

Ladies and Gentlemen:

On behalf of Lazard Retirement Series, Inc. (the "Fund"), transmitted for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended, is Post-Effective Amendment No. 65 (the "Amendment") to the Fund's Registration Statement on Form N-1A (the "Registration Statement"). The Amendment relates to Post-Effective Amendment No. 54 ("Amendment No. 54") to the Registration Statement, filed on June 13, 2014, which was filed in order to add three new series to the Fund, Lazard Retirement US Small Cap Equity Growth Portfolio, Lazard Retirement International Equity Concentrated Portfolio (the "International Portfolio") and Lazard Retirement Global Strategic Equity Portfolio (the "Global Portfolio") (each a "Portfolio" and collectively, the "Portfolios").

The Amendment is being filed in order to respond to comments of the staff (the "Staff") of the Commission on Amendment No. 54 that were provided to the undersigned by Deborah Skeens of the Staff via telephone on July 9, 2014. The prospectus included in the Amendment has been marked to indicate changes from the version filed as part of Amendment No. 54 and the statement of additional information ("SAI") included in the Amendment has been marked to indicate changes from the version filed as part of Post-Effective Amendment No. 58 to the Registration Statement, filed on October 17, 2014.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

General

1.	Staff Comment: Please confirm supplementally that any incomplete or missing information or exhibits in Amendment No. 54, including the opinion of counsel and the auditor's consent and any other exhibits, will be completed in or filed with the Amendment.

Response: Any incomplete or missing information or exhibits in Amendment No. 54 has been completed in or filed with the Amendment. Please note that the Fund's independent registered public accounting firm has advised that their consent is not needed where, as here, the firm is merely being stated to be the independent registered public accounting firm for the Fund. Accordingly, reference to their consent has been removed from the Amendment.

2.	Staff Comment: Please include the Fund's Tandy certification with the Amendment.

Response: The Fund's Tandy certification was filed with Amendment No. 54 and, therefore, is not included with this Amendment.

Prospectus

Summary Section—Example

3.	Staff Comment: For each Portfolio, if accurate, please clarify that the Example applies regardless of whether a shareholder holds or redeems his or her shares by revising the second sentence as follows: "The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods."

Response: The requested change has been made.

4.	Staff Comment: For the International Portfolio and the Global Portfolio, please confirm supplementally that the fee waiver and expense limitation arrangements described in the fee and expense tables are only reflected in the Examples for the terms of the arrangements.
Response: We have been advised by Fund management that the fee waiver and expense limitation arrangements described in the fee and expense tables are only reflected in the Examples for the terms of the arrangements.

Summary Section—Principal Investment Strategies

5.	Staff Comment: Given that the Global Portfolio uses the word "global" in its name, please explain supplementally how the Portfolio will ensure "diversification among investments in a number of different countries throughout the world" as contemplated in the Commission's 2001 release concerning investment company names. See Investment Company Names, Investment Company Act Release No. 24828 (January 17, 2001) (emphasis in original).

Response: Please note that the second and third sentences of the second paragraph state:

[U]nder normal market conditions, the Portfolio invests significantly (at least 40%—unless market conditions are not deemed favorable by the Investment Manager, in which case the Portfolio would invest at least 30%) in non-US companies. The Investment Manager allocates the Portfolio's assets among various regions and countries, including the United States (but in no less than three different countries).

Other Performance of the Investment Manager

6.	Staff Comment: Please confirm supplementally that the Investment Manager has available all documents necessary to form the basis for the calculation of the performance data of each Composite in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.
Response: We have been advised by Fund management that the Investment Manager has available all documents necessary to form the basis for the calculation of the performance data of each Composite in accordance with Rule 204-2(a)(16).
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7.	Staff Comment: Please disclose that each Composite includes all accounts managed by the Investment Manager (which includes both funds and private accounts) with substantially similar investment objectives, policies and strategies as the relevant Portfolio (the "Other Accounts"). If a Composite does not include all such accounts, please confirm that such exclusion does not render the Composite misleading.
Response: We have been advised by Fund management that each Composite includes all accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the corresponding Portfolio that meet the Composite construction requirements (including length of existence and account size) and that Fund management believes that any exclusion from the Composites of accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the corresponding Portfolio pursuant to construction requirements does not render the Composites misleading.
8.	Staff Comment: The first sentence of the fourth paragraph states: "The performance results of the Composites are presented net of all fees and expenses (other than custody or other fees of third parties that may be associated with managed accounts and are not charged by the Investment Manager or its affiliates)." Please note that all fees and expenses other than custody fees must be deducted from performance results.
Response: The referenced disclosure has been changed. Please see the response to Comment No. 10.
9.	Staff Comment: In the second sentence of the fourth paragraph, please capitalize the defined term "Other Account."
Response: The requested change has been made.
10.	Staff Comment: If the International Equity Concentrated Composite consists of only one Other Account, please clarify this in the disclosure. Additionally, please use a term other than "Composite," as that term is potentially misleading.
Response: The discussion under Other Performance of the Investment Manager—Lazard Retirement International Equity Concentrated Portfolio and Lazard Retirement Global Strategic Equity Portfolio has been revised as follows:

The Portfolios' investment objectives, policies and strategies are substantially similar to those used by the Investment Manager in advising certain discretionary accounts ("Other Accounts"). There is currently only one Other Account that corresponds to the strategy employed for the Retirement International Equity Concentrated Portfolio (the "International Equity Concentrated Other Account") that has been funded by the Investment Manager and has approximately $1.5 million in assets. The second chart below shows the historical investment performance for a composite (the "Composite") of Other Accounts that corresponds to the strategy employed for the Retirement Global Strategic Equity Portfolio. The International Equity Concentrated Other Account and the Composite performance are compared to an appropriate securities market index (each of which is unmanaged, has no fees or costs and is not available for investment).

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The Other Accounts are portfolios separate and distinct from the Portfolios. Therefore, the performance information of the International Equity Concentrated Other Account or the Composite should not be considered a substitute for the corresponding Portfolio's own performance information, nor indicative of the future performance of the Portfolio.

Certain Other Accounts are not subject to certain investment limitations, diversification requirements and other restrictions imposed on registered investment companies, such as the Portfolios, by the 1940 Act and the Internal Revenue Code of 1986, as amended, which, if applicable, may have adversely affected the performance of the Other Accounts.

The performance results of the International Equity Concentrated Other Account and the Composite are presented net of all fees and expenses other than custody fees (except for any mutual funds, for which results include all fees). With respect to the International Equity Concentrated Other Account, which does not pay a management fee, a hypothetical management fee has been deducted equal to the highest rate that would have been charged by the Investment Manager to a comparable fee-paying account. The Portfolios bear fees and operational expenses not typically borne by managed accounts such as the Other Accounts (including distribution and servicing fees of Service Shares), and an investment in a Portfolio bears fees or charges imposed by the Participating Insurance Companies under their Policies. Other Accounts' performance would have been lower than that shown below if the Other Accounts had been subject to the fees and expenses of the corresponding Portfolio.

Additionally, although it is anticipated that each Portfolio and its corresponding Other Account(s) will hold similar securities, the investment results of a Portfolio and its corresponding Other Account(s) are expected to differ. In particular, differences in asset size and cash flows may result in different securities selections, differences in the relative weightings of securities or differences in the prices paid for particular portfolio holdings. However, such differences do not alter the conclusion that each Portfolio and its corresponding Other Account(s) have substantially similar investment objectives, policies and strategies.

The returns of the International Equity Concentrated Other Account and the Composite are dollar-weighted based upon beginning period market values. This calculation methodology differs from guidelines of the Securities and Exchange Commission (the "SEC") for calculating performance of mutual funds.

11.	Staff Comment: Please revise the heading for each Composite to clarify that the performance data presented is not that of the Portfolio (for example, by using the heading "Composite Performance of Other Accounts"). As stated above, please do not use the term "Composite" if the Composite consists of only one Other Account.
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Response: The heading for the Composite for the International Portfolio has been revised to "International Equity Concentrated Other Account Performance," and the heading for the Global Portfolio has been revised to "Global Strategic Equity Composite Performance of Other Accounts."
12.	Staff Comment: If a Composite consists of more than one Other Account, please clarify that there are multiple Other Accounts comprising the Composite and whether the inception date shown is the inception date for all of the Other Accounts or the inception date of the oldest Other Account in the Composite.
Response: The following footnote has been added to the inception date referenced in the second performance chart: "Inception date of the oldest Other Account in the Global Strategic Equity Composite."

SAI

13.	Staff Comment: In the section Disclosure of Portfolio Holdings, please clarify in the disclosure whether there are any ongoing arrangements to make available to certain recipients portfolio holdings information prior to such information being available to the public and, if so, please disclose for all identified recipients the frequency and lag of the information and whether any compensation is paid for the information. See Item 16(f)(2) of Form N-1A.
Response: The last sentence of the third paragraph under Disclosure of Portfolio Holdings has been revised as follows: "Service providers receive holdings information at a frequency appropriate to their services, which may be as frequently as daily, and such information may be current as of the business day provided. No compensation is paid in consideration of receiving such information."

* * * *

We hereby advise you that the Amendment does not include disclosure which we believe would render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act.  We hope the Staff finds that this letter and the revisions to the prospectus and SAI are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6173 or Janna Manes at 212.806.6141.

Very truly yours,

/s/ Linda Y. Kim

Linda Y. Kim

cc: Janna Manes

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STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038

December 24, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark Cowan, Esq.

Re:       Lazard Retirement Series, Inc.

File Numbers: 333-22309; 811-08071

Ladies and Gentlemen:

On behalf of Lazard Retirement Series, Inc. (the "Fund"), transmitted for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), is Post-Effective Amendment No. 65 (the "Amendment") to the Fund's Registration Statement on Form N-1A (the "Registration Statement"). The Amendment relates to Post-Effective Amendment No. 55 ("Amendment No. 55") to the Registration Statement, filed on July 17, 2014, which was filed in order to add a new series to the Fund, Lazard Retirement Master Alternatives Portfolio (the "Portfolio").

The Amendment is being filed in order to respond to comments of the staff (the "Staff") of the Commission on Amendment No. 55 that were provided to the undersigned by Mark Cowan of the Staff via telephone on September 9, 2014. The prospectus included in the Amendment has been marked to indicate changes from the version filed as part of Amendment No. 55 and the statement of additional information ("SAI") included in the Amendment has been marked to indicate changes from the version filed as part of Post-Effective Amendment No. 58 to the Registration Statement, filed on October 17, 2014.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Prospectus

Summary Section—Fees and Expenses

1.	Staff Comment: The narrative introduction to the fee table states that:

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio . . . but does not reflect the fees or charges imposed by the separate accounts of certain insurance companies (the "Participating Insurance Companies") under variable annuity contracts ("VA contracts") or variable life insurance policies ("VLI policies" and, together with VA contracts, the "Policies" and each, a "Policy").

Please indicate that expenses would be higher if such fees or charges were included.

Response: The following has been added as the last sentence of the narrative: "If such fees and charges were reflected, the figures in the table would be higher."

2.	Staff Comment: In the fee table, please add a line for "Total Other Expenses" under "Other Expenses."

Response: The requested change has been made.

3.	Staff Comment: Please consider indenting the line items under "Other Expenses."

Response: The line items under "Other Expenses" have been indented.

4.	Staff Comment: Please confirm supplementally whether "Acquired Fund Fees and Expenses" are projected to exceed one basis point (0.01%). If so, please add a line item to the fee table.

Response: We have been advised by Fund management that it is not currently anticipated that "Acquired Fund Fees and Expenses" will exceed one basis point (0.01%).

Summary Section—Principal Investment Strategies

5.	Staff Comment: Currently, the information disclosed in response to Item 4 and Item 9 of Form N-1A overlaps significantly. Please note that the summary section should be a summary of the information given in response to Item 9 of Form N-1A, and that information included in the summary section need not be repeated elsewhere in the prospectus. See Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update 2014-08.

Response: We have revised and shortened Principal Investment Strategies and Principal Investment Risks to be more of a summary of the information given in response to Item 9 of Form N-1A.

6.	Staff Comment: The second paragraph states that the "Portfolio invests its assets primarily using four Investment Strategies." In the corresponding sentence in Principal Investment Strategies and Principal Investment Risks, the word "primarily" is not included. Please clarify the inconsistency.

Response: We have added the word "primarily" to the referenced sentence in Principal Investment Strategies and Principal Investment Risks.

7.	Staff Comment: In the first bullet point of the third paragraph, the second sentence states that the global equity long/short strategy "seeks to invest long in companies that the portfolio management team believes have high sustainable or improving financial productivity and compelling valuations and to sell short companies that possess the opposite characteristics." Please add disclosure describing the specific types of securities the strategy may invest in.

Response: The referenced sentence has been revised as follows: "This strategy seeks to purchase equity securities of companies that the portfolio management team believes have high sustainable or improving financial productivity and compelling valuations and to take short positions in companies that possess the opposite characteristics."

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8.	Staff Comment: The last two sentences of the fourth paragraph state that "the Portfolio will incur a loss on a short position in respect of a security if the price of the security increases during the period of the Portfolio's investment exposure. When taking a short position, the Portfolio's potential loss is limited only by the maximum attainable price of the security less the price at which the Portfolio's position in the security was established." Please consider whether this is risk disclosure and if it should be moved from the strategy section.

Response: The referenced sentences have been deleted, as the risks are already described in "Short Position Risk."

Summary Section—Principal Investment Risks

9.	Staff Comment: "Non-US Securities Risk" is included as a principal risk of investing in the fund. As one of the four strategies is devoted to investing in Japanese securities, please consider whether investing in Japan or an over-concentration in Japan has unique risks.

Response: The following risk factor has been added to Principal Investment Strategies and Principal Investment Risks, and a shorter version has been added to the summary section:

Japanese Securities Risk. To the extent the Portfolio invests significantly in the securities of companies in Japan, the Portfolio's performance will be influenced by social, political and economic conditions within Japan and may be more volatile than the performance of funds that do not have significant investments in a single country.  The Japanese economy has only recently emerged from a prolonged economic downturn.  Since the year 2000, Japan's economic growth rate has remained relatively low.  The economy is characterized by government intervention and protectionism, an unstable financial services sector, and relatively high unemployment.  Economic growth is heavily dependent on international trade, government support of the financial services sector and other troubled sectors, and consistent government policy.  Japan's economy and stock market have in the recent past had a strong correlation with the US economic cycle and US stock markets; as a result, Japan's economy may be affected by any economic problems in the US. Japan also has a growing economic relationship with China and other Southeast Asian countries, and Japan's economy also may be affected by economic, political or social instability in those countries (whether resulting from local or global events).  Japan has few natural resources.  Any fluctuation or shortage in the commodity markets could have a negative impact on Japanese securities.  In addition, Japan is subject to the risk of natural disasters, such as earthquakes, volcanic eruptions, typhoons and tsunamis.

10.	Staff Comment: The last sentence of "Non-US Securities Risk" states: "Emerging market countries can generally have economic structures that are less diverse and mature, and political systems that are less stable, than those of developed countries." Please consider breaking out "Emerging Markets Risk" as a separate risk factor, as is done in Principal Investment Strategies and Principal Investment Risks.

Response: We have been advised by Fund management that investing in emerging markets is not part of the Portfolio's principal investment strategy. Accordingly, the referenced sentence has been deleted.

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Principal Investment Strategies and Principal Investment Risks.

11.	Staff Comment: Please consider whether "Securities Selection Risk" should be moved to the summary section.

Response: "Securities Selection Risk" has been moved to the summary section.

Part C

12.	Staff Comment: Please include the disclosure of the Commission's position on indemnification for Securities Act liabilities required by Item 510 of Regulation S-K.

Response: Please note that the following is included in Item 30 of the Part C:

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

General

13.	Staff Comment: Please include the Fund's Tandy certification with the Amendment.

Response: The Fund's Tandy certification was filed with Amendment No. 55 and, therefore, is not included with this Amendment.

* * * *

We hereby advise you that the Amendment does not include disclosure which we believe would render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act.  We hope the Staff finds that this letter and the revisions to the prospectus and SAI are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6658 or Janna Manes at 212.806.6141.

Very truly yours,

/s/ Lisa Goldstein

Lisa Goldstein

cc: Janna Manes

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STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038

December 24, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Scott, Esq.

Re:       Lazard Retirement Series, Inc.

File Numbers: 333-22309; 811-08071

Ladies and Gentlemen:

On behalf of Lazard Retirement Series, Inc. (the "Fund"), transmitted for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), is Post-Effective Amendment No. 65 (the "Amendment") to the Fund's Registration Statement on Form N-1A (the "Registration Statement"). The Amendment relates to Post-Effective Amendment No. 58 ("Amendment No. 58") to the Registration Statement, filed on October 17, 2014, which was filed in order to add a new series to the Fund, Lazard Retirement Enhanced Opportunities Portfolio (the "Portfolio").

The Amendment is being filed in order to respond to comments of the staff (the "Staff") of the Commission that were provided to a substantively identical portfolio with substantively identical disclosure. The prospectus and statement of additional information ("SAI") included in the Amendment have been marked to indicate changes from the versions filed as part of Amendment No. 58.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Prospectus

Summary Section—Fees and Expenses

1.	Staff Comment: Please complete any missing information in the fee table. Additionally, please file the Amendment at least one week before the effective date of the Amendment to provide the Staff adequate time to review the completed fee table.

Response: The fee table has been completed and the Amendment is being filed one week before the effective date of the Amendment.

2.	Staff Comment: Please confirm whether, in connection with the Expense Limitation Agreement, the Investment Manager retains a right to seek reimbursement from the Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Expense Limitation Agreement.

Response: The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from the Portfolio for the fee waivers and expense reimbursements pursuant to the Expense Limitation Agreement.

Summary Section—Principal Investment Strategies

3.	Staff Comment: The first sentence of the first paragraph states that the Portfolio will invest in "convertible fixed income and preferred securities (including those rated below investment grade ("junk"))." Please add "and any quality" to the end of the fourth sentence of the same paragraph, which currently states: "The Portfolio may invest in convertible fixed income and preferred securities of any maturity."

Response: The requested change has been made.

4.	Staff Comment: The fourth paragraph states that the Portfolio may invest in swap agreements. Please confirm that, if the Portfolio intends to enter into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps. Additionally, if the Portfolio intends to enter into total return swap agreements, please review the set-aside recommendations in Securities Trading Practices of Investment Companies, Rel. No. IC-10666 (April 18, 1979) ("Release 10666") and confirm compliance with Release 10666.

Response: We have been advised by Fund management that, if the Portfolio enters into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps. Additionally, we have been advised by Fund management that the Portfolio will comply with Release 10666 and subsequent Staff no-action letters or interpretations. In the event that any such future rules or regulations, or Staff interpretations thereof, impact Portfolio operations, the Portfolio will revise its prospectus and/or SAI if and as appropriate.

5.	Staff Comment: The first sentence of the third paragraph states: "Although the Portfolio's investment focus is US companies, the Portfolio also may invest in non-US companies…" If investing in emerging markets is part of the Portfolio's principal investment strategy, please add appropriate disclosure stating so in this section and please also add corresponding risk disclosure in Summary Section—Principal Investment Risks.

Response: We have been advised by Fund management that investing in emerging markets is not part of the Portfolio's principal investment strategy.

6.	Staff Comment: Please note that the Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please confirm that the derivatives-related investment strategy disclosure and risk disclosure are consistent with the observations in that letter.

Response: Fund management has confirmed that the derivatives-related investment strategy disclosure and risk disclosure are consistent with the observations in the letter.

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Other Performance of the Investment Manager

7.	Staff Comment: Please remove the heading "Lazard Retirement Enhanced Opportunities Portfolio," which may be misleading as the performance information provided in this section is not the Portfolio's performance, and replace it with a more appropriate heading such as "Investment Manager's Prior Performance" or "Prior Performance of Similar Accounts." Please refer to Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996) for guidance.

Response: The heading "Lazard Retirement Enhanced Opportunities Portfolio" has been removed.

8.	Staff Comment: The first sentence of the first paragraph states: "The Portfolio's investment objective, policies and strategies are substantially similar to those used by the Investment Manager in advising certain discretionary accounts..." Please confirm that the Composite includes all accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the Portfolio. If the Composite does not include all such accounts, please explain why such accounts are not included in the Composite.

Response: We have been advised by Fund management that the Composite includes all accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the Portfolio that meet the Composite construction requirements (including length of existence and account size) and that Fund management believes that any exclusion from the Composite of accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the corresponding Portfolio pursuant to construction requirements does not render the Composite misleading.

9.	Staff Comment: The third paragraph states: "Certain Other Accounts are not subject to certain investment limitations, diversification requirements and other restrictions imposed on registered investment companies, such as the Portfolio, by the federal securities and tax laws which, if applicable, may have adversely affected the performance of the Other Accounts." Please reference the 1940 Act and the Internal Revenue Code of 1986, as amended, specifically.

Response: The referenced sentence has been revised as follows: "Certain Other Accounts are not subject to certain investment limitations, diversification requirements and other restrictions imposed on registered investment companies, such as the Portfolio, by the 1940 Act and the Internal Revenue Code of 1986, as amended, which, if applicable, may have adversely affected the performance of the Other Accounts."

* * * *

We hereby advise you that the Amendment does not include disclosure which we believe would render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act.  We hope the Staff finds that this letter and the revisions to the prospectuses are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6173 or Janna Manes at 212.806.6141.

Very truly yours,

/s/ Linda Y. Kim

Linda Y. Kim

cc: Janna Manes

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